Filed Pursuant to Rule 425
Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: Enzon Pharmaceuticals, Inc.
NPS Pharmaceuticals, Inc.
Commission File No. 000-12957

The following materials were distributed to employees of Enzon Pharmaceuticals, Inc. (“Enzon”) in connection with the announcement of the proposed business combination between Enzon and NPS Pharmaceuticals, Inc. (“NPS”).

Science, Pipeline, Products:

Creating a Biotechnology Leader

ENZON PHARMACEUTICALS

NPS PHARMACEUTICALS

Today's Agenda

- Rationale behind Merger
- The "New Entity"
- The Science, Pipeline, Products and Technologies
- What this means for you?
- Timeline

Safe Harbor

Cautionary Statement For The Purpose Of The "Safe Harbor" Provisions

Of The Private Securities Litigation Reform Act Of 1995

This presentation contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations and beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The forward-looking statements contained in this presentation include statements about future financial and operating results and the proposed NPS/Enzon merger. These statements are not guarantees of future performance, involve certain risks, uncertainties and assumptions that are difficult to predict, and are based upon assumptions as to future events that may not prove accurate. Therefore, actual outcomes and results may differ materially from what is expressed herein. For example, if either of the companies do not receive required stockholder or governmental approvals or fail to satisfy other conditions to closing, the transaction will not be consummated. In any forward-looking statement in which NPS or Enzon expresses an expectation or belief as to future results, such expectation or belief is expressed in good faith and believed to have a reasonable basis, but there can be no assurance that the statement or expectation or belief will result or be achieved or accomplished. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: the risk that the NPS and Enzon businesses will not be integrated successfully; costs related to the proposed merger, failure of the NPS or Enzon stockholders to approve the proposed merger; and other economic, business, competitive and/or regulatory factors affecting NPS' and Enzon's businesses generally as set forth in NPS's and Enzon's filings with the SEC, including their Annual Reports on Form 10-K for their respective most recent fiscal years, especially in the Management's Discussion and Analysis section, their most recent Quarterly Reports on Form 10-Q and their Current Reports on Form 8-K. NPS and Enzon are under no obligation to (and expressly disclaim any such obligation to) update or alter their forward-looking statements whether as a result of new information, future events or otherwise.

ENZON PHARMACEUTICALS

NPS PHARMACEUTICALS

Additional Information And Where To Find It

-

In connection with the proposed NPS/Enzon merger, NPS, Enzon and Momentum Merger Corporation (which will be renamed by NPS and Enzon in connection with the proposed merger) intend to file a joint proxy statement/prospectus with the Securities and Exchange Commission (the "SEC") in connection with the transaction described herein. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTION DESCRIBED HEREIN. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus (when it is available) and other documents filed by NPS and Enzon with the SEC at the SEC's web site at www.sec.gov or by contacting NPS at 801-583-4939 and through NPS's website at www.npsp.com, or by contacting Enzon at 908-541-8678 and through Enzon's website at www.enzon.com.

NPS and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of NPS and Enzon in connection with the transaction described herein. Information regarding the special interests of these directors and executive officers in the transaction described herein will be included in the joint proxy statement/prospectus described above. Additional information regarding these directors and executive officers is also included in NPS' proxy statement for its 2002 Annual Meeting of Stockholders, which was filed with the SEC on or about April 19, 2002. This document is available free of charge at the SEC's web site at www.sec.gov or by contacting NPS at 801-583-4939 and through NPS' website at [www.npsp.com]

Enzon and its directors and executive officers also may be deemed to be participants in the solicitation of proxies from the stockholders of Enzon and NPS in connection with the transaction described herein. Information regarding the special interests of these directors and executive officers in the transaction described herein will be included in the joint proxy statement/prospectus described above. Additional information regarding these directors and executive officers is also included in Enzon's proxy statement for its 2002 Annual Meeting of Stockholders, which was filed with the SEC on or about October 28, 2002. This document is available free of charge at the SEC's web site at www.sec.gov or by contacting Enzon at 908-541-8678.

ENZON PHARMACEUTICALS

NPS PHARMACEUTICALS

NPS PHARMACEUTICALS

ENZON PHARMACEUTICALS

Science, Pipeline, Products:

Creating a Biotechnology Leader

A Winning Combination

A leading biotech company with a deep, diversified pipeline of discovery and clinical stage products, with a clearly defined pathway to profitability, resting on a complete infrastructure and stable financials.

NPS PHARMACEUTICALS

An innovative biotechnology company with a robust late-stage pipeline, proven research capabilities and major pharma partnerships

ENZON PHARMACEUTICALS

A profitable biopharmaceutical company with two platform technologies, expertise in developing biologics, an expanding pipeline and a solid commercial infrastructure

The Merger Creates a Top-Tier Biotech

- Innovative science that drives a robust pipeline with a clearly defined path to clinical and commercial success
- A clearly defined path to profitability, resting on a complete commercial infrastructure and stable financials with a strong balance sheet, the resources to create and capitalize on opportunities, and the flexibility to independently develop and commercialize products
- A seasoned management team that combines extensive pharmaceutical and business experience with a wealth of drug discovery and development expertise

The New Entity

ENZON PHARMACEUTICALS

NPS PHARMACEUTICALS

Combined Management Team

The Senior Management will be drawn from both companies and will include:

- Hunter Jackson, Ph.D. (NPS)
  - Executive Chairman of the Board
- Arthur J. Higgins (Enzon)
  - Chief Executive Officer
- Ulrich Grau, Ph.D. (Enzon)
  - Chief Scientific Officer
- Kenneth J. Zuerblis (Enzon)
  - Vice President, Finance, Chief Financial Officer & Secretary
- Thomas B. Marriott, Ph.D. (NPS)
  - Vice President Development Research
- Alan Mueller, Ph.D. (NPS)
  - Vice President Discovery Research

Locations



Manufacturing:
Indianapolis, IN
Research:
Toronto, Canada
Manufacturing:
Toronto, Canada
Research:
Piscataway, NJ
Manufacturing:
South Plainfield, NJ
Headquarters:
Bridgewater, NJ
Research:
Salt Lake City, Utah

ENZON PHARMACEUTICALS

NPS PHARMACEUTICALS

Post Merger Strengths

- Fully Integrated:
  - From drug discovery through manufacturing and commercialization
- Innovative and Robust Pipeline:
  - ~$150M R&D Budget *
  - Phase III: 2 Programs
  - Phase II: 3 Programs
  - >10 early stage programs
  - Multiple Platform Technologies

* Based upon 2003 pro-forma financials

Post Merger Strengths

- Solid Financial Infrastructure:*
  - Revenue of ~$200M from 5 marketed products
  - >$300 Million Cash (at closing)
  - Solid Cash Flow
- Significant Partnerships Validate R&D Strengths:

Amgen	Janssen	Nektar
AstraZeneca	Kirin	SkyePharma
GSK	Schering-Plough	MicroMet

* Based upon 2003 pro-forma financials

The Science:

Products, Pipeline & Technologies

ENZON PHARMACEUTICALS

NPS PHARMACEUTICALS

Product Pipeline & Marketed Products

Product	Stage of Development (Preclinical/Research → Phase I → Phase II → Phase III → Marketed)	Indication(s)	Partner
PEG-INTRON	Marketed (Enzon)	Hepatitis C	Schering-Plough
ABELCET	Marketed (Enzon)	Antifungal	Proprietary
ADAGEN	Marketed (Enzon)	SCIDS	Proprietary
ONCASPAR	Marketed (Enzon)	ALL/Leukemia	Proprietary
DEPOCYT	Marketed (Enzon)	Lymphomatous Meningitis	Proprietary
Cinacalcet HCl	Phase III (NPS)	Secondary HPT	Amgen/Kirin
PREOS	Phase III (NPS)	Osteoporosis	Proprietary
PROTHECAN	Phase II (Enzon)	Various cancers	Proprietary
ALX-0600	Phase II (NPS)	GI Disorders	Proprietary
Cinacalcet HCl	Phase II (NPS)	Primary HPT	Amgen/Kirin
NPS 1776	Phase I (NPS)	Epilepsy / Migraine	Proprietary
NPS 1506	Phase I (NPS)	Acute Depression	Proprietary
Calcilytics	Phase I (NPS)	Osteoporosis	GSK
PEG-Cytotoxics	Preclinical/Research (Enzon)	Various tumors	Proprietary
Glycine Re-Uptake Inhibitors	Preclinical/Research (NPS)	Schizophrenia and Dementia	Janssen
Metabotropic Glutamate Receptors	Preclinical/Research (NPS)	Neurological disorders	AstraZeneca
SCA's	Preclinical/Research (Enzon)	Immunology	Micromet
Inhaled Leuprolide	Preclinical/Research (Enzon)	Cancer	Nektar

= Enzon   = NPS

ENZON PHARMACEUTICALS

NPS PHARMACEUTICALS

Discovery Scope

Targets	Platform Technologies
• G-protein coupled receptors ➢ Ca^{++} receptors ➢ mGlu receptors ➢ GLP-2 receptors ➢ PTH receptors	• Single-Chain Antibodies (Micromet) • Drug Delivery ➢ PEGylation ➢ Pulmonary (Nektar) ➢ Injectable, Oral, Topical (SkyePharma)

Molecular Biology	Protein Chemistry
Medicinal Chemistry	High-throughput Screening

Therapeutic Assets

Gastroenterology
- ALX 0600-SBS

Neurology
- NPS 1506
- NPS 1776
- mGluRs (AZ)
- PEG Projects

Immunology
- ABELCET
- ADAGEN
- ALX 0600-Crohn's

Oncology
- ONCASPAR
- DEPOCYT
- PEG-Cytotoxics
- Inhaled Leuprolide

Endocrinology
- PREOS
- Cinacalcet HCl (AMG)
- Calcilytics (GSK)

What does this mean for me?

Activities up to closing

- Internal/external communication
  - Forums at all sites
  - Road shows/investors
  - Media
- S4 filing – NASDAQ
- Hart Scott Rodino – Anti-Trust
- Other government agencies
- Tax opinion
- Stockholder approval

Post Merger Announcement Status

- Enthusiasm for the combined company and what we need to focus on….
  - Companies continue to conduct business independently
  - Paramount to keep momentum on current activities
  - Integration planning will take place, but no implementation
  - Commitment by Boards and Management to close; break-up fee provides additional incentive
- It's real only subject to closing

Key Integration Issues

- Strategy/tactics refinement
- Common processes, systems (IT, decision making processes, etc.)
- Keep momentum on top value drivers (PREOS, ABELCET, PEG-INTRON)
- Preparation of portfolio review (collect project data in standard format; plan for review in June)
- Organizational principles and blueprint

Ground Rules for Integration

- Enthusiasm behind common cause
- Respect for professional skills and past achievements
- Transparency and openness
- Objective decision making based on pre-defined, logical criteria
- Determine what's best for the New Company
- Take note of the New Company's enlarged footprint and greater scope and diversity
- Communicate, communicate, communicate

Timetable – Next Steps

Feb 20	Announcement
February	Enzon and NPS Employee Forums
On-going	Regular updates; newsletters; personal communications
Early March	Integration Teams established
End May	Integration Teams consolidate recommendations (processes, systems etc.)
Early June	Consolidated Integration Plan and implementation plan available
Early June	Transaction closes (estimate)
Mid June	Integration implementation starts

What does it all mean for me?

- Excitement will be shared by many, some anxieties are to be expected: we are here to answers questions as it evolves
- Good news: merger is not motivated by cost synergies or cutbacks- it's about an exciting future and growth
- The new company is in great need of skilled and motivated associates
- Change bears uncertainty, but also great opportunities
- A new culture blending the best from both companies
- Benefits:
  - Remain the same for 2003, new plan in 2004
  - 401(k) match will be made in cash and allocated to employees current choices, with a new plan in 2004
  - Options will be a component of compensation in the new company

Our best asset, is our people….

Science, Pipeline, Products:

Creating a Biotechnology Leader

ENZON PHARMACEUTICALS

NPS PHARMACEUTICALS